                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 Form 8-A/A

              For Registration of Certain Classes of Securities
                  Pursuant to Section 12(b) or (g) of the
                       Securities Exchange Act of 1934


                       Stanley Furniture Company, Inc.
           (Exact name of registrant as specified in its charter)

              Delaware                               54-1272589
(State of incorporation or organization)(I.R.S. Employer
Identification No.)

      Route 57, Stanleytown, VA                         24168
(Address of principal executive offices)             (Zip Code)


      Securities to be registered pursuant to Section 12(b) of the
Act:

         Title of each class                  Name of exchange on
which
         to be so registered               each class is to be
registered

           Not Applicable                          Not Applicable

      Securities to be registered pursuant to Section 12(g) of the
Act:

                   Common Stock, $.02 par value per share
                              (Title of class)

                         Amendment No. 1

      The text of Item 1 - Description of Registrants Securities to be Registered, as amended, appears below.

Item 1.     Description of Registrants Securities to be Registered

      The following brief description of the capital stock of Stanley Furniture Company, Inc.
(the Company) does not purport to be complete and is subject in all respects to applicable
Delaware law and to the provisions of the Company's Certificate of Incorporation, as amended, and Bylaws, copies of which have been filed with the Securities and Exchange Commission.

      The authorized capital stock of the Company consists of 10 million shares of Common
Stock, par value $.02 (Common Stock), and one million shares of blank check preferred stock, $.01 par value ( the "Blank Check Preferred Stock").

Common Stock

      Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding Blank Check
Preferred Stock.  In the event of
the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Blank Check Preferred Stock then outstanding, if any.

      The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

      The transfer agent and registrar for Common Stock is Continental Stock Transfer & Trust
Company of New Jersey.

Blank Check Preferred Stock

      The Company's Certificate of Incorporation authorizes the issuance of one million shares of Blank Check Preferred Stock. The Board of Directors is authorized to issue Blank Check
Preferred Stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such Blank Check Preferred Stock may rank prior to Common Stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

      The purpose of authorizing the Board of Directors to issue preferred stock is, in part, to eliminate delays associated with a stockholder vote in specific instances. The issuance of preferred stock, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding existing stock of the Company.

      The Company has no present plans to issue any shares of the Blank Check Preferred Stock.

Certain Provisions of Certificate of Incorporation and Bylaws

      Provisions with Anti-takeover Implications. A number of provisions of the Company's
Certificate of Incorporation and Bylaws involve matters of corporate governance and the rights of stockholders. The Company's Certificate of Incorporation provides the Board of Directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof. This ability afforded to the Board of Directors by the Certificate of Incorporation may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). The Board of Directors is divided into three classes, each as nearly equal in number as possible. A classified Board expands the time required to change the composition of a majority of directors and may tend to discourage any takeover bid for the
Company. With a classified Board, two annual meetings normally will be required for holders of a majority of the Common Stock to change the composition of a majority of the Board of
Directors, since only one-third of the Directors will be elected at each meeting. In addition, stockholders may remove members of the classified Board only for cause. Because of the additional time required to change the composition of the Board, classification of the Board also may make the removal of incumbent management more difficult.

      The foregoing provisions could discourage or make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of stockholders, and could potentially depress the market price of Common Stock. In addition,
Delaware law permits other such provisions, including shareholder rights plans, which the
Company would generally be able to implement at any time without stockholder approval.

      Indemnification. The Certificate of Incorporation of the Company provides that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

      Limitation of Liability. In addition, the Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not affect the availability of equitable remedies or non-monetary relief, such as an injunction or recision for breach of the duty of care. In addition, the provision applies only to claims against the director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Furthermore, liability of a director for violations of the federal securities laws will not be limited by this provision.
Directors are not, however, liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

      Statutory Business Combination Provision. Section 203 of the Delaware General
Corporation Law ("Section 203") provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's Board of Directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under
Section 203, an "interested
stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

      A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaws or charter amendment may not become effective until
12 months after the date it is adopted. Effective March 21, 1988, the Company excluded itself from the coverage of Section 203. Effective upon the consummation of the Companys 1993 public offering, the Company elected to be subject to the coverage of Section 203.

      Nominations for Director. The Company's Bylaws provide that a stockholder entitled to vote in the election of directors may nominate one or more persons for election as a director only if advance written notice is given. Written notice of such stockholders' intent to make such nomination must be received by the Secretary of the Company or deposited in the U.S. mail, postage prepaid, to the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of a special meeting for the election of directors, at the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Any stockholder wishing to nominate one or more persons as director must submit the following information in writing: (i) the name and address of the stockholder who intends to make the nomination; (ii) a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which any nomination is to be made by the stockholder; (iv) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated by the Board of Directors; and (v) the consent of each proposed nominee to serve as a director of the Company if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

      By requiring advance notice of stockholder nominations, this Bylaw affords the Board of
Directors the opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. The Bylaw does not give the Board of Directors any power to approve or disapprove a stockholder's nomination for election of directors. However, it may have the effect of precluding a contest for the election if its procedures are not followed, and therefore may discourage or deter a stockholder from conducting a solicitation of proxies to elect his own slate of directors.

      Special Meeting. The Companys Bylaws provide that a special meeting of stockholders may be called only by the President, the Board of Directors or upon written request of not less than 50% in interest of the stockholders entitled to vote thereat. Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   Stanley Furniture Company, Inc.
                                         (Registrant)


                                   By:      /s/ Douglas. I. Payne

                                         Douglas. I. Payne
                                         Vice President of Finance
November 6, 1996